Innovator ETFs Trust
120 North Hale Street, Suite 200
Wheaton, Illinois 60187

May 28, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Innovator S&P 500 Buffer ETF – June Innovator S&P 500 Power Buffer ETF – June Innovator S&P 500 Ultra Buffer ETF – June (the “Funds”)

Ladies and Gentlemen:

The undersigned, Innovator ETFs Trust (the “Registrant”) and Foreside Fund Services, LLC, the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 213 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-146827), filed on May 28, 2019, so that the same may become effective at 4:00 p.m., Eastern Time on May 29, 2019 or as soon thereafter as practicable.

Very truly yours, Innovator ETFs Trust

By:	/s/ H. Bruce Bond
H. Bruce Bond, President

Foreside Fund Services, LLC

By:	/s/ Richard Berthy
Richard Berthy, President